Exhibit 99.1

FOR IMMEDIATE RELEASE

Océ to Acquire Imagistics International Inc.

  Cash tender offer for US$42 per Imagistics common share
  Expands distribution in the United States
  Creates a leader in the global document imaging market

TRUMBULL, CT. – September 16, 2005 -- Imagistics International Inc. (NYSE: IGI) today announced that Océ N.V. (Nasdaq: OCENY) and Imagistics have entered into a definitive agreement for Océ to acquire all the outstanding shares of Imagistics for US$42.00 per share in cash. The transaction values Imagistics at approximately US$754 million, including net debt of approximately US$68 million. To accomplish the acquisition in the most efficient manner, Océ has agreed to launch a tender offer to buy all of the outstanding common shares of Imagistics.

The tender offer will be subject to customary conditions, including the tender of shares that constitutes a majority of the shares of Imagistics on a fully diluted basis.

Océ, based in Venlo, the Netherlands, is one of the world's leading suppliers of high quality and innovative products and services for professional printing and document management services. The Supervisory Board and the Board of Executive Directors of Océ recommend the transaction. Likewise, the Board of Directors of Imagistics International Inc. has unanimously approved the transaction.

Business rationale for the combination:

  The merger will substantially increase Océ's distribution breadth and expand its presence in the United States corporate printing and office markets.
  As a result of the transaction, superior account coverage can be given to national and international customers in both the United States and Europe.
  The two companies complement each others’ product offerings. Océ brings excellent wide format, commercial and corporate printing systems and business services based on their own superior technology. Imagistics brings best of breed product coverage in the high, mid and lower volume segments. The Océ portfolio of hardware and software perfectly complements the current Imagistics product line and best of breed sourcing strategy for the high, mid and lower volume markets.
  Océ Business Services provides world class facilities management that can be offered to Imagistics customers.

Marc C. Breslawsky, Chairman and CEO of Imagistics, stated: “Together, Océ and Imagistics will make a powerful combination, as our companies clearly complement each other. Our customers will have comprehensive product coverage across all segments, all from one company, across the world. We expect that Océ and Imagistics will become a leader in the United States office market, with superior growth prospects globally. I believe this transaction is in the best interests of the employees, customers, suppliers and shareholders of Imagistics.”

Rokus van Iperen, CEO and Chairman of the Board of Executive Directors of Océ N.V. said: "This acquisition accomplishes Océ's strategic goal to expand and strengthen distribution power, in particular in the US market. We believe that culturally and strategically Océ and Imagistics are an excellent fit. Both companies have a solid financial position, and both serve complementary segments of the printing and document management markets. As a result of this acquisition we will be even better positioned to offer a complete range of value added solutions and world class products and services to our customers."

Océ has advised Imagistics that it intends to retain present Imagistics management and that its headquarters will remain in Trumbull, Connecticut. In addition, Marc Breslawsky will be nominated to join the Océ Executive Board at the next Océ Annual Shareholders Meeting. Through this acquisition, Océ will gain a strong foothold among Fortune 1000 companies in the United States as well as regional midsize businesses and non profit organizations. The Océ portfolio of hardware and software products perfectly complements the Imagistics product line. Additional synergies can be realized by leveraging the long term relationships both companies have with large customers by offering them a full line of world class products and services globally.

Merrill Lynch served as financial advisor to Imagistics for this transaction.

About Imagistics International Inc.

Imagistics International Inc. (NYSE:IGI) is a direct sales, service and marketing organization offering document imaging solutions, including high performance, leading edge copier/MFPs and facsimile machines to Fortune 1000 companies and other organizations. Its direct sales and service network is located throughout the United States and the United Kingdom, and in parts of Canada. Imagistics International is a member of the S&P SmallCap 600 Index and the Russell 2000 Index(R) and is headquartered in Trumbull, Connecticut. For additional information about Imagistics International, please visit www.imagistics.com and www.IGIinvestor.com.

Notice to Investors

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The tender offer for the outstanding shares of Imagistics International Inc. common stock described in this announcement has not commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation/recommendation statement filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to all shareholders of Imagistics International Inc. at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site (http://www.sec.gov).

The statements contained in this news release that are not purely historical are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on management's beliefs, certain assumptions and current expectations. These statements may be identified by their use of forward-looking terminology such as the words "expects," "projects," "anticipates," "intends" and other similar words. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, general economic, business and market conditions, competitive pricing pressures, timely development and acceptance of new products, our reliance on third party suppliers, potential disruptions in implementing information technology systems, including the recent ERP implementation, potential disruptions affecting the international shipment of goods, our ability to create brand recognition and currency and interest rate fluctuations. For a more complete discussion of certain of the risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Imagistics 2004 Form 10-K and other SEC filings. The forward-looking statements contained in this news release are made as of the date hereof, and we do not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise.

CONTACT:
 Jim Magrone
 Vice President, Corporate Communications and Investor Relations
(203) 365- 2361
jmagrone@imagistics.com

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